April 15, 2013

Mr. Robert B. Lees

FonU2, Inc.

331 East Commercial Blvd.

Ft. Lauderdale, Florida  33334

Dear Mr. Lees:

This letter is to outline our proposal for assisting your company in completing its 2013 SEC filings. The services we can provide to your company are as follows:

1.

Prepare a work paper for the auditors to complete a timely and efficient audit of the financial statements of FonU2, Inc. for the year ended September 30, 2013 and a review of the financial statements for the quarters ended December 31, 2012, March 31, 2013 and June 30, 2013.

2.

Draft the above reference financial statements and footnotes in accordance with Generally Accepted Accounting Principles in the United States of America.

3.

Communicate with the Company’s auditors during the course of the reviews and audit.

4.

Prepare annual corporate tax return.

Our fees will be based upon our hourly billing rates of $40 to $150 per hour. We commit that the fee will not exceed $1,000 for each of the quarters and $3,000 for the year end. The fee to prepare the tax return will not exceed $500. Our ability to complete the project on a timely and thorough manner depends upon the cooperation we receive from you and the Company’s accounting staff. The proposed fee assumes that you will enter the accounting data into Quickbooks and reconcile the bank accounts before sending the information to us. We are willing to accept $15,000 of our outstanding fee in free trading shares of the Company’s common stock for our previously provided accounting services. Please issue the shares in the name of Robert Nickolas Jones, as the owner of J&J Consultants LLC.

If this proposal is acceptable to you please sign below.

Sincerely,

/s/

J&J Consultants LLC

Accepted:

/s/

Robert B. Lees